Schedule 13-G


1.
     (a)  Name of Issuer:

          HAROLD'S STORES, INC.

     (b)  Address of Issuer's Principal Executive Offices:

          765 Asp
          Norman, OK  73069

2.
     (a)  Name of Person Filing:

          HAROLD G. POWELL

     (b)  Address of Principal Business Office, or, if none,
       Residence:

          765 Asp
          Norman, OK  73069

     ( c )     Citizenship:

          UNITED STATES

     (d)  Title of Class of Securities:

          COMMON STOCK, PAR VALUE $.01

     (e)  CUSIP Number:

          413353 10 3

3.   NOT APPLICABLE.

4.   OWNERSHIP

     (a)  Amount Beneficially Owned:

          (1)  214,807


1. Included in this amount are 139,874 shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust A,over which
      Mr. Powell possesses a general power of appointment exercisable at his death. Not included are shares held by The Security National Bank and Trust Company of Norman, Trustee of Elizabeth M. Powell Trust B.

Percent of Class:

          3.9%

     ( c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               214,807

          (ii) sole power to dispose or to direct the disposition of:

               0

          (iii) sole power to dispose or to direct the disposition of:

                214,807

          (iv) shared power to dispose or to direct the disposition of:

               0

5.   Ownership of Five Percent or Less of a Class.

     Not Applicable.

6.    Ownership  of  More  than Five Percent  on  Behalf  of
      Another Person.

     Not Applicable.

7.    Identification  and Classification of  the  Subsidiary
      Which Acquired the Security Being Reported on By the Parent
      Holding Company.

     Not Applicable.